OMB APPROVAL

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 2)
PUGET ENERGY, INC.

(Name of Issuer)
Common Stock, par value $0.01 per share

(Title of Class of Securities)
745310102

(CUSIP Number)
Latham & Watkins LLP
53rd at Third
885 Third Avenue
New York, New York 10022-4834
Attn: Edward Sonnenschein, Esq.
David Kurzweil, Esq.
(212) 906-1200
with copies to:
Sullivan & Cromwell LLP
125 Broad Street
New York, New York 10004
Attn: Joseph Frumkin, Esq.
John O’Brien, Esq.
(212) 558-4000
Gowling Lafleur Henderson LLP
Suite 1600, 1 First Canadian Place
100 King Street West
Toronto, Ontario, Canada M5X 1G5
Attn: Nicholas E.J. Dietrich, Esq.
(416) 369-7288
McCullough O’Connor Irwin LLP
1100-888 Dunsmuir Street
Vancouver, British Columbia, Canada V6C 3K4
Attn: Jonathan W. McCullough, Esq.
(604) 687-7077

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
February 6, 2009

(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	745310102

1	NAMES OF REPORTING PERSONS. Puget Equico LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

BK, OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

State of Washington

	7	SOLE VOTING POWER

NUMBER OF		200 shares

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0 shares

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		200 shares

WITH	10	SHARED DISPOSITIVE POWER

0 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

200 shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

100.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO*
* Puget Equico LLC, a Washington limited liability company (“Puget Equico”), may be deemed to be a member of a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), that includes MIP Padua Holdings, GP, MIP II Washington Holdings, L.P., Macquarie-FSS Infrastructure Trust, Padua MG Holdings LLC, CPP Investment Board (USRE II) Inc., 6860141 Canada Inc. as trustee for Padua Investment Trust, PIP2PX (Pad) Ltd. and PIP2GV (Pad) Ltd. (collectively, the “Padua Investors”), Puget Holdings LLC (f/k/a Padua Holdings LLC), a Delaware limited liability company (“Padua”), and Puget Intermediate Holdings Inc. (f/k/a Padua Intermediate Holdings Inc.), a Washington corporation (“Padua Intermediate”). Puget Equico is a wholly owned subsidiary of Padua Intermediate, Padua Intermediate is a wholly owned subsidiary of Padua and the Padua Investors are the direct or indirect owners of Padua. Padua, Padua Intermediate, Puget Merger Sub Inc. (f/k/a Padua Merger Sub Inc.), a Washington corporation and wholly owned subsidiary of Padua Intermediate (“Merger Sub”), and Puget Energy, Inc., a Washington corporation (“Puget”), entered into an Agreement and Plan of Merger, dated as of October 25, 2007 (the “Merger Agreement”). The transactions contemplated by the Merger Agreement were consummated on February 6, 2009, pursuant to which Puget Equico acquired all of the outstanding common stock of Puget as described in Item 4 of this Schedule 13D.
** Puget Equico LLC is a Washington limited liability company.

CUSIP No.	745310102

1	NAMES OF REPORTING PERSONS. Puget Intermediate Holdings Inc. (f/k/a Padua Intermediate Holdings Inc.)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

BK, OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

State of Washington

	7	SOLE VOTING POWER

NUMBER OF		0 shares

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		200 shares*

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 shares

WITH	10	SHARED DISPOSITIVE POWER

200 shares*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

200 shares*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

100.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO
* Puget Intermediate Holdings Inc. (f/k/a Padua Intermediate Holdings Inc.), a Washington corporation (“Padua Intermediate”), may be deemed to be a member of a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), that includes MIP Padua Holdings, GP, MIP II Washington Holdings, L.P., Macquarie-FSS Infrastructure Trust, Padua MG Holdings LLC, CPP Investment Board (USRE II) Inc., 6860141 Canada Inc. as trustee for Padua Investment Trust, PIP2PX (Pad) Ltd. and PIP2GV (Pad) Ltd. (collectively, the “Padua Investors”), Puget Holdings LLC (f/k/a Padua Holdings LLC), a Delaware limited liability company (“Padua”), and Puget Equico LLC, a Washington limited liability company (“Puget Equico”). Puget Equico is a wholly owned subsidiary of Padua Intermediate, Padua Intermediate is a wholly owned subsidiary of Padua and the Padua Investors are the direct or indirect owners of Padua. Padua, Padua Intermediate, Puget Merger Sub Inc. (f/k/a Padua Merger Sub Inc.), a Washington corporation and wholly owned subsidiary of Padua Intermediate (“Merger Sub”), and Puget Energy, Inc., a Washington corporation (“Puget”), entered into an Agreement and Plan of Merger, dated as of October 25, 2007 (the “Merger Agreement”). The transactions contemplated by the Merger Agreement were consummated on February 6, 2009, pursuant to which Puget Equico acquired all of the outstanding common stock of Puget as described in Item 4 of this Schedule 13D.

CUSIP No.	745310102

1	NAMES OF REPORTING PERSONS. Puget Holdings LLC (f/k/a Padua Holdings LLC)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

BK, OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

State of Delaware

	7	SOLE VOTING POWER

NUMBER OF		0 shares

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		200 shares*

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 shares

WITH	10	SHARED DISPOSITIVE POWER

200 shares*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

200 shares*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

100.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO **
* Puget Holdings LLC (f/k/a Padua Holdings LLC), a Delaware limited liability company (“Padua”), may be deemed to be a member of a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), that includes MIP Padua Holdings, GP, MIP II Washington Holdings, L.P., Macquarie-FSS Infrastructure Trust, Padua MG Holdings LLC, CPP Investment Board (USRE II) Inc., 6860141 Canada Inc. as trustee for Padua Investment Trust, PIP2PX (Pad) Ltd. and PIP2GV (Pad) Ltd. (collectively, the “Padua Investors”), Puget Intermediate Holdings Inc. (f/k/a Padua Intermediate Holdings Inc.), a Washington corporation (“Padua Intermediate”) and Puget Equico LLC, a Washington limited liability company (“Puget Equico”). Puget Equico is a wholly owned subsidiary of Padua Intermediate, Padua Intermediate is a wholly owned subsidiary of Padua and the Padua Investors are the direct or indirect owners of Padua. Padua, Padua Intermediate, Puget Merger Sub Inc. (f/k/a Padua Merger Sub Inc.), a Washington corporation and wholly owned subsidiary of Padua Intermediate (“Merger Sub”), and Puget Energy, Inc., a Washington corporation (“Puget”), entered into an Agreement and Plan of Merger, dated as of October 25, 2007 (the “Merger Agreement”). The transactions contemplated by the Merger Agreement were consummated on February 6, 2009, pursuant to which Puget Equico acquired all of the outstanding common stock of Puget as described in Item 4 of this Schedule 13D.
** Puget Holdings LLC (f/k/a Padua Holdings LLC) is a Delaware limited liability company.

CUSIP No.	745310102

1	NAMES OF REPORTING PERSONS. MIP Padua Holdings, GP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC, OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

State of Delaware

	7	SOLE VOTING POWER

NUMBER OF		0 shares

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0 shares*

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 shares

WITH	10	SHARED DISPOSITIVE POWER

0 shares*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0 shares*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN
* MIP Padua Holdings, GP, a Delaware general partnership (“MIP”), may be deemed to be a member of a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), that includes MIP II Washington Holdings, L.P., Macquarie-FSS Infrastructure Trust, Padua MG Holdings LLC, CPP Investment Board (USRE II) Inc., 6860141 Canada Inc. as trustee for Padua Investment Trust, PIP2PX (Pad) Ltd. and PIP2GV (Pad) Ltd. (collectively, the “Other Padua Investors” and, together with MIP, the “Padua Investors”), Puget Holdings LLC (f/k/a Padua Holdings LLC), a Delaware limited liability company (“Padua”), Puget Intermediate Holdings Inc. (f/k/a Padua Intermediate Holdings Inc.), a Washington corporation (“Padua Intermediate”) and Puget Equico LLC, a Washington limited liability company (“Puget Equico”). Puget Equico is a wholly owned subsidiary of Padua Intermediate, Padua Intermediate is a wholly owned subsidiary of Padua and the Padua Investors are the direct or indirect owners of Padua. Padua, Padua Intermediate, Puget Merger Sub Inc. (f/k/a Padua Merger Sub Inc.), a Washington corporation and wholly owned subsidiary of Padua Intermediate (“Merger Sub”), and Puget Energy, Inc., a Washington corporation (“Puget”), entered into an Agreement and Plan of Merger, dated as of October 25, 2007 (the “Merger Agreement”). The transactions contemplated by the Merger Agreement were consummated on February 6, 2009, pursuant to which Puget Equico acquired all of the outstanding common stock of Puget as described in Item 4 of this Schedule 13D. MIP expressly disclaims beneficial ownership of any of the shares of common stock in Puget that may be beneficially owned by the Other Padua Investors, Padua, Padua Intermediate and Puget Equico and expressly declares that the filing of this Schedule 13D shall not be construed as an admission that MIP is, for purposes of Section 13(d) and (e) of the Exchange Act, the beneficial owner of the shares of common stock of Puget that may be beneficially owned by the Other Padua Investors, Padua, Padua Intermediate and Puget Equico.

CUSIP No.	745310102

1	NAMES OF REPORTING PERSONS. MIP II Washington Holdings, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC, OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

State of Delaware

	7	SOLE VOTING POWER

NUMBER OF		0 shares

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0 shares*

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 shares

WITH	10	SHARED DISPOSITIVE POWER

0 shares*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0 shares*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN
* MIP II Washington Holdings, L.P., a Delaware limited partnership (“MIP II”), may be deemed to be a member of a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), that includes MIP Padua Holdings, GP, Macquarie-FSS Infrastructure Trust, Padua MG Holdings LLC, CPP Investment Board (USRE II) Inc., 6860141 Canada Inc. as trustee for Padua Investment Trust, PIP2PX (Pad) Ltd. and PIP2GV (Pad) Ltd. (collectively, the “Other Padua Investors” and, together with MIP II, the “Padua Investors”), Puget Holdings LLC (f/k/a Padua Holdings LLC), a Delaware limited liability company (“Padua”), Puget Intermediate Holdings Inc. (f/k/a Padua Intermediate Holdings Inc.), a Washington corporation (“Padua Intermediate”) and Puget Equico LLC, a Washington limited liability company (“Puget Equico”). Puget Equico is a wholly owned subsidiary of Padua Intermediate, Padua Intermediate is a wholly owned subsidiary of Padua and the Padua Investors are the direct or indirect owners of Padua. Padua, Padua Intermediate, Puget Merger Sub Inc. (f/k/a Padua Merger Sub Inc.), a Washington corporation and wholly owned subsidiary of Padua Intermediate (“Merger Sub”), and Puget Energy, Inc., a Washington corporation (“Puget”), entered into an Agreement and Plan of Merger, dated as of October 25, 2007 (the “Merger Agreement”). The transactions contemplated by the Merger Agreement were consummated on February 6, 2009, pursuant to which Puget Equico acquired all of the outstanding common stock of Puget as described in Item 4 of this Schedule 13D. MIP II expressly disclaims beneficial ownership of any of the shares of common stock in Puget that may be beneficially owned by the Other Padua Investors, Padua, Padua Intermediate and Puget Equico and expressly declares that the filing of this Schedule 13D shall not be construed as an admission that MIP II is, for purposes of Section 13(d) and (e) of the Exchange Act, the beneficial owner of the shares of common stock of Puget that may be beneficially owned by the Other Padua Investors, Padua, Padua Intermediate and Puget Equico.

CUSIP No.	745310102

1	NAMES OF REPORTING PERSONS. Macquarie-FSS Infrastructure Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC, OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Australia

	7	SOLE VOTING POWER

NUMBER OF		0 shares

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0 shares*

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 shares

WITH	10	SHARED DISPOSITIVE POWER

0 shares*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0 shares*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO **
* Macquarie-FSS Infrastructure Trust, a Australian trust (“MFIT”), may be deemed to be a member of a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), that includes MIP Padua Holdings, GP, MIP II Washington Holdings, L.P., Padua MG Holdings LLC, CPP Investment Board (USRE II) Inc., 6860141 Canada Inc. as trustee for Padua Investment Trust, PIP2PX (Pad) Ltd. and PIP2GV (Pad) Ltd. (collectively, the “Other Padua Investors” and, together with MFIT, the “Padua Investors”), Puget Holdings LLC (f/k/a Padua Holdings LLC), a Delaware limited liability company (“Padua”), Puget Intermediate Holdings Inc. (f/k/a Padua Intermediate Holdings Inc.), a Washington corporation (“Padua Intermediate”) and Puget Equico LLC, a Washington limited liability company (“Puget Equico”). Puget Equico is a wholly owned subsidiary of Padua Intermediate, Padua Intermediate is a wholly owned subsidiary of Padua and the Padua Investors are the direct or indirect owners of Padua. Padua, Padua Intermediate, Puget Merger Sub Inc. (f/k/a Padua Merger Sub Inc.), a Washington corporation and wholly owned subsidiary of Padua Intermediate (“Merger Sub”), and Puget Energy, Inc., a Washington corporation (“Puget”), entered into an Agreement and Plan of Merger, dated as of October 25, 2007 (the “Merger Agreement”). The transactions contemplated by the Merger Agreement were consummated on February 6, 2009, pursuant to which Puget Equico acquired all of the outstanding common stock of Puget as described in Item 4 of this Schedule 13D. MFIT expressly disclaims beneficial ownership of any of the shares of common stock in Puget that may be beneficially owned by the Other Padua Investors, Padua, Padua Intermediate and Puget Equico and expressly declares that the filing of this Schedule 13D shall not be construed as an admission that MFIT is, for purposes of Section 13(d) and (e) of the Exchange Act, the beneficial owner of the shares of common stock of Puget that may be beneficially owned by the Other Padua Investors, Padua, Padua Intermediate and Puget Equico.
** Macquarie-FSS Infrastructure Trust is an Australian trust.

CUSIP No.	745310102

1	NAMES OF REPORTING PERSONS. Padua MG Holdings LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC, OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

State of Delaware

	7	SOLE VOTING POWER

NUMBER OF		0 shares

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0 shares*

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 shares

WITH	10	SHARED DISPOSITIVE POWER

0 shares*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0 shares*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO**
* Padua MG Holdings LLC, a Delaware limited liability company (“PMGH”), may be deemed to be a member of a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), that includes MIP Padua Holdings, GP, MIP II Washington Holdings, L.P., Macquarie-FSS Infrastructure Trust, CPP Investment Board (USRE II) Inc., 6860141 Canada Inc. as trustee for Padua Investment Trust, PIP2PX (Pad) Ltd. and PIP2GV (Pad) Ltd. (collectively, the “Other Padua Investors” and, together with PMGH, the “Padua Investors”), Puget Holdings LLC (f/k/a Padua Holdings LLC), a Delaware limited liability company (“Padua”), Puget Intermediate Holdings Inc. (f/k/a Padua Intermediate Holdings Inc.), a Washington corporation (“Padua Intermediate”) and Puget Equico LLC, a Washington limited liability company (“Puget Equico”). Puget Equico is a wholly owned subsidiary of Padua Intermediate, Padua Intermediate is a wholly owned subsidiary of Padua and the Padua Investors are the direct or indirect owners of Padua. Padua, Padua Intermediate, Puget Merger Sub Inc. (f/k/a Padua Merger Sub Inc.), a Washington corporation and wholly owned subsidiary of Padua Intermediate (“Merger Sub”), and Puget Energy, Inc., a Washington corporation (“Puget”), entered into an Agreement and Plan of Merger, dated as of October 25, 2007 (the “Merger Agreement”). The transactions contemplated by the Merger Agreement were consummated on February 6, 2009, pursuant to which Puget Equico acquired all of the outstanding common stock of Puget as described in Item 4 of this Schedule 13D. PMGH expressly disclaims beneficial ownership of any of the shares of common stock in Puget that may be beneficially owned by the Other Padua Investors, Padua, Padua Intermediate and Puget Equico and expressly declares that the filing of this Schedule 13D shall not be construed as an admission that PMGH is, for purposes of Section 13(d) and (e) of the Exchange Act, the beneficial owner of the shares of common stock of Puget that may be beneficially owned by the Other Padua Investors, Padua, Padua Intermediate and Puget Equico.
** Padua MG Holdings LLC is Delaware limited liability company.

CUSIP No.	745310102

1	NAMES OF REPORTING PERSONS. CPP Investment Board (USRE II) Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC, OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Canada

	7	SOLE VOTING POWER

NUMBER OF		0 shares

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0 shares*

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 shares

WITH	10	SHARED DISPOSITIVE POWER

0 shares*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0 shares*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO
* CPP Investment Board (USRE II) Inc., a Canadian corporation (“CPP”), may be deemed to be a member of a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), that includes MIP Padua Holdings, GP, MIP II Washington Holdings, L.P., Macquarie-FSS Infrastructure Trust, Padua MG Holdings LLC, 6860141 Canada Inc. as trustee for Padua Investment Trust, PIP2PX (Pad) Ltd. and PIP2GV (Pad) Ltd. (collectively, the “Other Padua Investors” and, together with CPP, the “Padua Investors”), Puget Holdings LLC (f/k/a Padua Holdings LLC), a Delaware limited liability company (“Padua”), Puget Intermediate Holdings Inc. (f/k/a Padua Intermediate Holdings Inc.), a Washington corporation (“Padua Intermediate”) and Puget Equico LLC, a Washington limited liability company (“Puget Equico”). Puget Equico is a wholly owned subsidiary of Padua Intermediate, Padua Intermediate is a wholly owned subsidiary of Padua and the Padua Investors are the direct or indirect owners of Padua. Padua, Padua Intermediate, Puget Merger Sub Inc. (f/k/a Padua Merger Sub Inc.), a Washington corporation and wholly owned subsidiary of Padua Intermediate (“Merger Sub”), and Puget Energy, Inc., a Washington corporation (“Puget”), entered into an Agreement and Plan of Merger, dated as of October 25, 2007 (the “Merger Agreement”). The transactions contemplated by the Merger Agreement were consummated on February 6, 2009, pursuant to which Puget Equico acquired all of the outstanding common stock of Puget as described in Item 4 of this Schedule 13D. CPP expressly disclaims beneficial ownership of any of the shares of common stock in Puget that may be beneficially owned by the Other Padua Investors, Padua, Padua Intermediate and Puget Equico and expressly declares that the filing of this Schedule 13D shall not be construed as an admission that CPP is, for purposes of Section 13(d) and (e) of the Exchange Act, the beneficial owner of the shares of common stock of Puget that may be beneficially owned by the Other Padua Investors, Padua, Padua Intermediate and Puget Equico.

CUSIP No.	745310102

1	NAMES OF REPORTING PERSONS. 6860141 Canada Inc. as trustee for Padua Investment Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC, OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

British Columbia, Canada

	7	SOLE VOTING POWER

NUMBER OF		0 shares

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0 shares*

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 shares

WITH	10	SHARED DISPOSITIVE POWER

0 shares*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0 shares*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO **
* 6860141 Canada Inc. as trustee for Padua Investment Trust, a trust governed by the laws of British Columbia, Canada (“PIT”), may be deemed to be a member of a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), that includes MIP Padua Holdings, GP, MIP II Washington Holdings, L.P., Macquarie-FSS Infrastructure Trust, Padua MG Holdings LLC, CPP Investment Board (USRE II) Inc., PIP2PX (Pad) Ltd. and PIP2GV (Pad) Ltd. (collectively, the “Other Padua Investors” and, together with PIT, the “Padua Investors”), Puget Holdings LLC (f/k/a Padua Holdings LLC), a Delaware limited liability company (“Padua”), Puget Intermediate Holdings Inc. (f/k/a Padua Intermediate Holdings Inc.), a Washington corporation (“Padua Intermediate”) and Puget Equico LLC, a Washington limited liability company (“Puget Equico”). Puget Equico is a wholly owned subsidiary of Padua Intermediate, Padua Intermediate is a wholly owned subsidiary of Padua and the Padua Investors are the direct or indirect owners of Padua. Padua, Padua Intermediate, Puget Merger Sub Inc. (f/k/a Padua Merger Sub Inc.), a Washington corporation and wholly owned subsidiary of Padua Intermediate (“Merger Sub”), and Puget Energy, Inc., a Washington corporation (“Puget”), entered into an Agreement and Plan of Merger, dated as of October 25, 2007 (the “Merger Agreement”). The transactions contemplated by the Merger Agreement were consummated on February 6, 2009, pursuant to which Puget Equico acquired all of the outstanding common stock of Puget as described in Item 4 of this Schedule 13D. PIT expressly disclaims beneficial ownership of any of the shares of common stock in Puget that may be beneficially owned by the Other Padua Investors, Padua, Padua Intermediate and Puget Equico and expressly declares that the filing of this Schedule 13D shall not be construed as an admission that PIT is, for purposes of Section 13(d) and (e) of the Exchange Act, the beneficial owner of the shares of common stock of Puget that may be beneficially owned by the Other Padua Investors, Padua, Padua Intermediate and Puget Equico.
** 6860141 Canada Inc. as trustee for Padua Investment Trust is a trust governed by the laws of British Columbia, Canada.

CUSIP No.	745310102

1	NAMES OF REPORTING PERSONS. PIP2PX (Pad) Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC, OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Alberta, Canada

	7	SOLE VOTING POWER

NUMBER OF		0 shares

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0 shares*

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 shares

WITH	10	SHARED DISPOSITIVE POWER

0 shares*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0 shares*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO**
* PIP2PX (Pad) Ltd., an Alberta, Canada corporation (“PIP2PX”), may be deemed to be a member of a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), that includes MIP Padua Holdings, GP, MIP II Washington Holdings, L.P., Macquarie-FSS Infrastructure Trust, Padua MG Holdings LLC, CPP Investment Board (USRE II) Inc., 6860141 Canada Inc. as trustee for Padua Investment Trust and PIP2GV (Pad) Ltd. (collectively, the “Other Padua Investors” and, together with PIP2PX, the “Padua Investors”), Puget Holdings LLC (f/k/a Padua Holdings LLC), a Delaware limited liability company (“Padua”), Puget Intermediate Holdings Inc. (f/k/a Padua Intermediate Holdings Inc.), a Washington corporation (“Padua Intermediate”) and Puget Equico LLC, a Washington limited liability company (“Puget Equico”). Puget Equico is a wholly owned subsidiary of Padua Intermediate, Padua Intermediate is a wholly owned subsidiary of Padua and the Padua Investors are the direct or indirect owners of Padua. Padua, Padua Intermediate, Puget Merger Sub Inc. (f/k/a Padua Merger Sub Inc.), a Washington corporation and wholly owned subsidiary of Padua Intermediate (“Merger Sub”), and Puget Energy, Inc., a Washington corporation (“Puget”), entered into an Agreement and Plan of Merger, dated as of October 25, 2007 (the “Merger Agreement”). The transactions contemplated by the Merger Agreement were consummated on February 6, 2009, pursuant to which Puget Equico acquired all of the outstanding common stock of Puget as described in Item 4 of this Schedule 13D. PIP2PX expressly disclaims beneficial ownership of any of the shares of common stock in Puget that may be beneficially owned by the Other Padua Investors, Padua, Padua Intermediate and Puget Equico and expressly declares that the filing of this Schedule 13D shall not be construed as an admission that PIP2PX is, for purposes of Section 13(d) and (e) of the Exchange Act, the beneficial owner of the shares of common stock of Puget that may be beneficially owned by the Other Padua Investors, Padua, Padua Intermediate and Puget Equico.
** PIP2PX (Pad) Ltd. is an Alberta, Canada corporation.

CUSIP No.	745310102

1	NAMES OF REPORTING PERSONS. PIP2GV (Pad) Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC, OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Alberta, Canada

	7	SOLE VOTING POWER

NUMBER OF		0 shares

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0 shares*

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 shares

WITH	10	SHARED DISPOSITIVE POWER

0 shares*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0 shares*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO **
* PIP2GV (Pad) Ltd., an Alberta, Canada corporation (“PIP2GV”), may be deemed to be a member of a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), that includes MIP Padua Holdings, GP, MIP II Washington Holdings, L.P., Macquarie-FSS Infrastructure Trust, Padua MG Holdings LLC, CPP Investment Board (USRE II) Inc., 6860141 Canada Inc. as trustee for Padua Investment Trust and PIP2PX (Pad) Ltd. (collectively, the “Other Padua Investors” and, together with PIP2GV, the “Padua Investors”), Puget Holdings LLC (f/k/a Padua Holdings LLC), a Delaware limited liability company (“Padua”), Puget Intermediate Holdings Inc. (f/k/a Padua Intermediate Holdings Inc.), a Washington corporation (“Padua Intermediate”) and Puget Equico LLC, a Washington limited liability company (“Puget Equico”). Puget Equico is a wholly owned subsidiary of Padua Intermediate, Padua Intermediate is a wholly owned subsidiary of Padua and the Padua Investors are the direct or indirect owners of Padua. Padua, Padua Intermediate, Puget Merger Sub Inc. (f/k/a Padua Merger Sub Inc.), a Washington corporation and wholly owned subsidiary of Padua Intermediate (“Merger Sub”), and Puget Energy, Inc., a Washington corporation (“Puget”), have entered into an Agreement and Plan of Merger, dated as of October 25, 2007 (the “Merger Agreement”). The transactions contemplated by the Merger Agreement were consummated on February 6, 2009, pursuant to which Puget Equico acquired all of the outstanding common stock of Puget as described in Item 4 of this Schedule 13D. PIP2GV expressly disclaims beneficial ownership of any of the shares of common stock in Puget that may be beneficially owned by the Other Padua Investors, Padua, Padua Intermediate and Puget Equico and expressly declares that the filing of this Schedule 13D shall not be construed as an admission that PIP2GV is, for purposes of Section 13(d) and (e) of the Exchange Act, the beneficial owner of the shares of common stock of Puget that may be beneficially owned by the Other Padua Investors, Padua, Padua Intermediate and Puget Equico.
** PIP2GV (Pad) Ltd. is an Alberta, Canada corporation.

This Amendment No. 2 to Schedule 13D (“Amendment No. 2”) relating to Puget Energy, Inc., a Washington corporation ( “Puget”), is being filed on behalf of the undersigned to amend the Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on December 13, 2007 and as amended by Amendment No. 1 to Schedule 13D dated October 2, 2008 (as amended, the “Schedule 13D”). The Schedule 13D is filed with respect to the shares of common stock, $0.01 par value per share (the “Common Stock”), of Puget. Capitalized terms used and not defined herein have the same meaning as in the Schedule 13D. Except as specifically provided herein, this Amendment No. 2 does not modify any of the information previously reported in the Schedule 13D.
This Amendment No. 2 is being filed to report that, among other things, as a result of the closing of the transactions contemplated by the Merger Agreement described in Item 4 of this Schedule 13D below, Padua and its subsidiaries now own all of the outstanding common stock of Puget.
Item 2. Identity and Background
The information in Item 2 is hereby amended and restated as follows:
“This Schedule 13D is being filed jointly by Puget Holdings LLC (f/k/a Padua Holdings LLC), a Delaware limited liability company (“Padua”), Puget Intermediate Holdings Inc. (f/k/a Padua Intermediate Holdings Inc.), a Washington corporation and wholly owned subsidiary of Padua (“Padua Intermediate”), Puget Equico LLC, a Washington limited liability company and wholly owned subsidiary of Padua Intermediate (“Puget Equico”), MIP Padua Holdings, GP, a Delaware general partnership (“MIP”), MIP II Washington Holdings, L.P., a Delaware limited partnership (“MIP II”), Macquarie-FSS Infrastructure Trust, an Australian trust (“MFIT”), Padua MG Holdings LLC, a Delaware limited liability company (“PMGH”), CPP Investment Board (USRE II) Inc., a Canadian corporation (“CPP”), 6860141 Canada Inc. as trustee for Padua Investment Trust, a trust governed by the laws of British Columbia (“PIT”), PIP2PX (Pad) Ltd., an Alberta corporation (“PIP2PX”), and PIP2GV (Pad) Ltd., an Alberta corporation (“PIP2GV” and collectively with MIP, MIP II, MFIT, PMGH, CPP, PIT and PIP2PX, the “Padua Investors”). Padua, Padua Intermediate, Puget Equico and the Padua Investors are collectively referred to herein as the “Reporting Persons”.
Padua’s principal business is the acquisition and holding of investments in Puget pursuant to the transactions described in Item 4 below. The Padua Investors are the direct or indirect owners of Padua. MIP owns 31,290.3689 Class A limited liability company interests of Padua which represents 31.8225% of Padua’s outstanding Class A limited liability interests, MIP II owns 9,734.4898 Class A limited liability company interests of Padua which represents 9.9% of Padua’s outstanding Class A limited liability interests, MFIT owns 3,660.9732 Class A limited liability company interests of Padua which represents 3.7232% of Padua’s outstanding Class A limited liability interests, PMGH owns 5,910.6947 Class A limited liability company interests of Padua which represents 6.0112% of Padua’s outstanding Class A limited liability interests, CPP owns 27,670.3430 Class A limited liability company interests of Padua which represents 28.1409% of Padua’s outstanding Class A limited liability interests, PIT owns 13,835.1715 Class A limited liability company interests of Padua which represents 14.0704% of Padua’s outstanding Class A limited liability interests, PIP2PX owns 3,860.0129 Class A limited liability company interests of Padua which represents 3.9257% of Padua’s outstanding Class A limited liability interests and PIP2GV owns 2,365.8144 Class A limited liability company interests of Padua which represents 2.4060% of Padua’s outstanding Class A limited liability interests. The address of the principal office of Padua is 125 West 55th Street, Level 22, New York, NY 10019. Padua is governed by a Board of Managers. The Padua name, business address, present principal employment and citizenship of each Manager and each officer of Padua is set forth in Schedule I attached hereto, which is incorporated herein by reference.
Padua Intermediate’s principal business is the acquisition and holding of investments in Puget pursuant to the transactions described in Item 4 below. Padua Intermediate is a wholly owned subsidiary of Padua. The address of the principal office of Padua Intermediate is PSE Building, 10885 NE 4th Street, Bellevue, WA 98009. Padua Intermediate is governed by a Board of Directors. The name, business address, present principal employment and citizenship of each Director and each officer of Padua Intermediate is set forth in Schedule II attached hereto, which is incorporated herein by reference.
Puget Equico’s principal business is the acquisition and holding of investments in Puget pursuant to the transactions described in Item 4 below. Puget Equico is a wholly owned subsidiary of Padua Intermediate. The address of the principal office of Puget Equico is PSE Building, 10885 NE 4th Street, Bellevue, WA 98009. Puget Equico is governed by a Board of Managers. The name, business address, present principal employment and citizenship of each Manager and each officer of Puget Equico is set forth in Schedule III attached hereto, which is incorporated herein by reference.
MIP’s principal business is the acquisition and holding of investments in Puget pursuant to the transactions described in Item 4 below. The address of the principal office of MIP is 125 West 55th Street, Level 22, New York, NY 10019. The partners of MIP are MIP Washington Holdings, L.P. (“MIP Washington”), a Delaware limited partnership, and MIP Washington Holdings GP LLC (“MIP Washington GP”), a Delaware limited liability company and the General Partner of MIP Washington. MIP Washington GP’s principal place of business is 125 West 55th Street, Level 22, New York, NY 10019. MIP Washington GP’s principal business is to act as general partner of MIP Washington and the acquisition and holding of investments in Puget. The name, business address, present principal employment and citizenship of each manager and executive officer of MIP Washington GP is set forth in Schedule IV attached hereto, which is incorporated herein by reference.

MFIT’s principal business is infrastructure investment. The address of the principal office of MFIT is Level 11, 1 Martin Place, Sydney, Australia NSW 2000. The trustee and manager of MFIT is Macquarie Specialised Asset Management (“MSAM”). The name, jurisdiction of organization or citizenship (as applicable), principal business or employment and principal office or business address of MSAM is set forth in Schedule V attached hereto, which is incorporated herein by reference.
PMGH’s principal business is holding of investments in Puget and Padua. The sole shareholder of PMGH is Macquarie Holdings (U.S.A.) Inc., a Delaware corporation (“MHUSA”). MHUSA is wholly owned by Macquarie Equities (US) Holdings Pty Limited, an Australian corporation (“MEUSHPL”), which is wholly owned by Macquarie Group (US) Holdings No.1 Pty Limited, an Australian corporation (“MGUSHNPL”), which is wholly owned by Macquarie Capital International Holdings Pty Ltd, an Australian corporation (“MCIHPL”), which is wholly owned by Macquarie Capital Group Limited, an Australian Corporation (“MCGL”), which is wholly owned by Macquarie Financial Holdings Limited, an Australian corporation (“MFHL”), which is wholly owned by Macquarie Group Limited, an Australian corporation (“MGL”). The address of the principal office of PMGH and MHUSA is 125 West 55th Street, Level 22, New York, NY 10019. The address of the principal offices of each of MEUSHPL, MGUSHNPL, MCIHPL, MCGL, MFHL and MGL is No. 1 Martin Place, Sydney, NSW 2000 Australia. The name, jurisdiction of organization or citizenship (as applicable), principal business or employment and principal office or business address of each executive officer and director of PMGH and each executive officer and director of such persons ultimately controlling PMGH is set forth in Schedule VI attached hereto, which is incorporated herein by reference.
CPP’s principal business is as an investment holding corporation. The address of the principal office of CPP is One Queen Street East, Suite 2600, P.O. Box 101, Toronto, Ontario, Canada M5C 2W5. The name, jurisdiction of organization or citizenship (as applicable), principal business or employment and principal office or business address of each executive officer and director of CPP, each person controlling CPP and each executive officer and director of such person ultimately controlling CPP is set forth in Schedule VII attached hereto, which is incorporated herein by reference.
PIT’s principal business is to acquire, hold, administer and dispose of the investment in Puget. The address of the principal office of PIT is c/o its Trustee 6860141 Canada Inc., British Columbia Investment Management Corporation, Sawmill Point, Suite 301-2940 Jutland Road, Victoria, British Columbia, Canada V8T 5K6. The Trustee of PIT is 6860141 Canada Inc. The name, jurisdiction of organization or citizenship (as applicable), principal business or employment and principal office or business address of 6860141 Canada Inc. and each officer or director of 6860141 Canada Inc., each person controlling 6860141 Canada Inc. and each executive officer and director of such person ultimately controlling

6860141 Canada Inc. is set forth in Schedule VIII attached hereto, which is incorporated herein by reference.
PIP2PX’s principal business is as an investment holding corporation. The address of the principal office of PIP2PX is 340 Terrace Building, 9515-107 Street, Edmonton, Alberta, Canada T5K 2C3. The name, jurisdiction of organization or citizenship (as applicable), principal business or employment and principal office or business address of each director and the 100% shareholder of PIP2PX are set forth in Schedule IX attached hereto, which is incorporated herein by reference.
PIP2GV’s principal business is as an investment holding corporation. The address of the principal office of PIP2GV is 340 Terrace Building, 9515-107 Street, Edmonton, Alberta, Canada T5K 2C3. The name, jurisdiction of organization or citizenship (as applicable), principal business or employment and principal office or business address of each director and the 100% shareholder of PIP2GV are set forth in Schedule X attached hereto, which is incorporated herein by reference.
MIP II’s principal business is the acquisition and holding of investments in Puget pursuant to the transactions described in Item 4 below. The address of the principal office of MIP II is 125 West 55th Street, Level 22, New York, NY 10019. The General Partner of MIP II is MIP II Washington Holdings GP LLC (“MIP II Washington GP”), a Delaware limited liability company. The Managing Member of MIP II Washington GP is Macquarie Infrastructure Partners II AIV, L.P., a Delaware limited partnership (“MIP II AIV”). The General Partner of MIP II AIV is Macquarie Infrastructure Partners II GP LLC (“MIP II GP”), a Delaware limited liability company whose principal office is at 125 West 55th Street, Level 22, New York, NY 10019. MIP II GP’s principal business is to act as general partner of MIP II AIV and certain other partnerships. The name, business address, present principal employment and citizenship of each manager and executive officer of MIP II GP is set forth in Schedule XI attached hereto, which is incorporated herein by reference.
During the last five years, neither the Reporting Persons, nor, to the knowledge of the Reporting Persons, any person listed on Schedules I-XI attached hereto, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.”
Item 3. Source and Amount of Funds or Other Consideration.
The information in Item 3 is hereby amended and supplemented as follows:
“The amount of consideration used by Padua and its subsidiaries to complete the Merger was approximately $5.004 billion. Of this amount, approximately $3.421 billion was provided to Padua and its subsidiaries by the Padua Investors, approximately $1.483 billion was obtained under that certain Credit Agreement, dated May 16, 2008, by and between Padua Merger Sub Inc. (later renamed Puget Merger Sub Inc.) and Barclays Bank PLC as Facility Agent, the Bank of Nova Scotia and the Royal Bank of Scotland PLC as Co-Documentation Agents and the lenders party thereto, and approximately $100 million (which includes the issuance of a $30 million letter of credit under the energy hedging revolving loan facility) was obtained under that certain Credit Agreement dated February 6, 2009, by and between Puget Sound Energy, Inc. and Barclays Bank PLC as Facility Agent, the lenders party thereto, the issuing banks party thereto, Dresdner Bank AG New York Branch as Syndication Agent, Bayerische Landesbank, New York Branch, Caixa Geral De Depositos, New York Branch and Export Development Canada as Co-Documentation Agents, and Barclays Capital, the investment banking division of Barclays Bank PLC and Dresdner Bank AG New York Branch as Joint Mandated Lead Arrangers and Joint Bookrunners. Further details relating to the sources and amounts of funds can be found in the 8-K filed by Puget with the Commission on February 12, 2009 (incorporated herein by reference).”
Item 4. Purpose of the Transaction
The information in Item 4 is hereby amended and supplemented by adding the following after the last paragraph thereto:
“Upon the terms of the Merger Agreement and the completion or waiver of the various conditions to closing set forth therein, Merger Sub merged with and into Puget on February 6, 2009, with Puget continuing as the surviving corporation and as a direct wholly owned subsidiary of Puget Equico and an indirect wholly owned subsidiary of Padua. As of the Effective Time of the Merger, each share of Common Stock issued and outstanding immediately prior to the Effective Time (excluding any shares of Common Stock owned by Padua and subsidiaries of Padua or Puget and any shares of Common Stock in respect of which dissenter’s rights were perfected) was converted automatically into the right to receive $30.00 in cash, without interest. On February 6, 2009 Puget issued a related press release. A copy of the press release is being filed herewith as Exhibit 99.1.
In connection with the Merger and pursuant to the Commitment Letter and the transactions contemplated therein, each of the Padua Investors (other than PMGH and MIP II) contributed all of their shares in Puget to Padua and Padua in turn contributed those shares to Padua Intermediate who then contributed them to Puget Equico. MAFL did not contribute the shares of Capital Stock it received on October 2, 2008 in connection with the Merger and instead transferred its shares to Macquarie Caymans Holdings 2 Co. (“MCH2”). MCH2 remitted its shares in exchange for $30.00 in cash.
As a result of the Merger, 100% of the shares of Common Stock are held by Puget Equico and the trading of the Common Stock was suspended as of the close of business on February 6, 2009. On February 9, 2009, the New York Stock Exchange filed with the Securities and Exchange Commission an application on Form 25 to delist and deregister the Common Stock.

In connection with the consummation of the Merger, the directors of Merger Sub as of immediately prior to the Effective Time became the directors of Puget as of the Effective Time and there have been amendments to Puget’s Articles of Incorporation and Bylaws. Such changes are described in further detail in the 8-K filed by Puget with the Commission on February 12, 2009.
Padua may change in the future Puget’s business and corporate structure and may sell, transfer or otherwise dispose of all or some of Puget’s assets and/or Common Stock. With the consent of Puget Equico, Puget has redeemed all of its issued and outstanding shares and reissued 200 shares of Common Stock, all of which are directly owned by Puget Equico.”
Item 5. Interest in Securities of the Issuer
The information in Item 5(a) is hereby amended and restated as follows:
“(a) as of February 6, 2009, as a result of the matters described in Item 4:
o	Puget Equico holds of record 200 shares of Common Stock, over all of which shares Puget Equico has dispositive power and voting power. Such shares of Common Stock constitute 100% of the outstanding shares of the Common Stock.
As a result of the matters described in Item 4 above, the Reporting Persons may be deemed to be a “group”, within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Accordingly, each of the Reporting Persons may be deemed to beneficially own the 200 shares of Common Stock that are owned by Puget Equico. Such shares of Common Stock constitute 100.0% of the issued and outstanding shares of Common Stock. Under Section 13(d)(3) of the Exchange Act and based on the number of shares outstanding, the Reporting Persons may be deemed to have shared power to vote and shared power to dispose of such shares of Common Stock that may be beneficially owned by Puget Equico. However, (i) no Reporting Person is entitled to any rights as a shareholder of Puget as to those shares of Common Stock not owned by such Reporting Person and (ii) each of the Reporting Persons expressly disclaims any beneficial ownership of such shares of Common Stock other than those shares held directly by such Reporting Person, as reported above.
As a result of the Merger and the other matters described in Item 4 above, MAFL no longer holds any shares of Common Stock and therefore after the filing of this Amendment No. 2 will cease to be a Reporting Person.”

The information in Item 5(c) is hereby amended and restated as follows:
“(c) The description set forth in Item 4 above is incorporated by reference in its entirety into this Item 5(c). Other than in connection with the Stock Purchase Agreement, the Commitment Letter and the Merger, the Reporting Persons and the persons listed on Schedules I-XI attached hereto have not effected any transactions in the Common Stock in the past sixty days.”
Item 7. Material to be Filed as Exhibits
     The information in Item 7 is hereby amended and supplemented by adding the following thereto:

Exhibit	Description
1	Joint Filing Agreement, dated as of February 13, 2009, by and among the Reporting Persons.

99.1	Press Release

SIGNATURES
After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct
Dated: February 13, 2009.

PUGET EQUICO LLC

By:	/s/ Christopher Leslie
Name:	Christopher Leslie
Title:	Manager

By:	/s/ Mark Wong
Name:	Mark Wong
Title:	Manager

PUGET INTERMEDIATE HOLDINGS INC. (f/k/a PADUA INTERMEDIATE HOLDINGS INC.)

By:	/s/ Christopher Leslie
Name:	Christopher Leslie
Title:	Director

By:	/s/ Mark Wong
Name:	Mark Wong
Title:	Director

PUGET HOLDINGS LLC (f/k/a PADUA HOLDINGS LLC)

By:	/s/ Christopher Leslie
Name:	Christopher Leslie
Title:	Manager

By:	/s/ Mark Wong
Name:	Mark Wong
Title:	Manager

MIP PADUA HOLDINGS, GP

By:	/s/ Christopher Leslie
Name:	Christopher Leslie
Title:	Authorized Person

By:	/s/ Mark Wong
Name:	Mark Wong
Title:	Authorized Person

MIP II WASHINGTON HOLDINGS, L.P.
by its General Partner

MIP II WASHINGTON HOLDINGS GP LLC

By:	/s/ Mark Wong
Name:	Mark Wong
Title:	Treasurer

By:	/s/ Robert Lawsky
Name:	Robert Lawsky
Title:	Secretary

MACQUARIE-FSS INFRASTRUCTURE TRUST

By:	MACQUARIE SPECIALISED ASSET MANAGEMENT LIMITED,
in its capacity as trustee and manager of
MACQUARIE-FSS INFRASTRUCTURE TRUST

By:	/s/ David Luboff
Name:	David Luboff
Title:	Attorney

PADUA MG HOLDINGS LLC

By:	/s/ Alan James
Name:	Alan James
Title:	Manager

By:	/s/ Robinson Kupchak
Name:	Robinson Kupchak
Title:	Manager

CPP INVESTMENT BOARD (USRE II) INC.

By:	/s/ Mark Wiseman

Name:	Mark Wiseman
Title:	Authorized Signatory

By:	/s/ John Breen

Name:	John Breen
Title:	Authorized Signatory

6860141 CANADA INC. as Trustee of PADUA INVESTMENT TRUST

By:	/s/ Lincoln Webb

Name:	Lincoln Webb
Title:	President

PIP2PX (PAD) LTD.

By:	/s/ William McKenzie

Name:	William McKenzie
Title:	Director

PIP2GV (PAD) LTD.

By:	/s/ William McKenzie

Name:	William McKenzie
Title:	Director

Schedules I-XI are hereby amended and restated as follows:
Schedule I
The name, business address, present principal employment and citizenship of each Manager of Padua is set forth below.

Present Principal
	Principal Office or	Business or	Jurisdiction of
Name	Business Address	Employment	Organization/Citizenship
Christopher Leslie –	MIP Padua Holdings,	Macquarie Capital	Great Britain / Australia
Manager	GP 125 West 55th Street,	Funds, Inc.
Level 22
New York, NY 10019

Andrew Chapman –	125 West 55th Street,	Macquarie Capital	United States of America
Manager	Level 22	Funds Inc.
New York, NY 10019

Mark Wong –	MIP Padua Holdings,	Macquarie Capital	Australia
Manager	GP	Funds, Inc.
125 West 55th Street,
Level 22
New York, NY 10019

Alan James – Manager	125 West 55th Street,	Senior Managing	Australia
	Level 22	Director, Macquarie
	New York, NY 10019	Holdings (U.S.A.) Inc.

Rob Kupchak –	125 West 55th Street,	Division Director,	United States of America
Alternate Manager	Level 22	Macquarie Holdings
	New York, NY 10019	(U.S.A.) Inc.

Graeme Bevans –	CPP Investment Board	Vice President and	Australia
Manager	(USRE II) Inc.	Head of Infrastructure
	One Queen Street East,	Investments of Canada
	Suite 2600	Pension Plan
	P.O. Box 101	Investment Board
Toronto, Ontario
Canada M5C 2W5

Present Principal
	Principal Office or	Business or	Jurisdiction of
Name	Business Address	Employment	Organization/Citizenship
Alan Kadic – Manager	CPP Investment Board	Senior Principal of	Canada
	(USRE II) Inc.	Canada Pension Plan
	One Queen Street East,	Investment Board
Suite 2600
P.O. Box 101
Toronto, Ontario
Canada M5C 2W5

Lincoln Webb –	Padua Investment Trust	British Columbia	Canada
Manager	c/o 6860141 CANADA	Investment
	INC.	Management
	Sawmill Point, Suite 301	Corporation
	-2940 Jutland Road	Vice President -
	Victoria, British	Private Placements
Columbia
Canada V8T 5K6

Richard Dinneny –	Padua Investment Trust	Portfolio Manager for	Canada
Alternate Manager	c/o 6860141 CANADA INC.	Direct Investments at
	Sawmill Point, Suite 301	British Columbia
	-2940 Jutland Road	Investment
	Victoria, British	Management
	Columbia	Corporation
Canada V8T 5K6

William McKenzie –	PIP2PX (Pad) Ltd. and	Head, Infrastructure	Canada
Manager	PIP2GV (Pad) Ltd.	and Timber
	340 Terrace Building	Investments, Alberta
	9515-107 Street	Investment
	Edmonton, Alberta	Management
	Canada T5K 2C3	Corporation

Benjamin Hawkins –	PIP2PX (Pad) Ltd. and	Principal,	Canada
Alternate Manager	PIP2GV (Pad) Ltd.	Infrastructure
	340 Terrace Building	Investments, Alberta
	9515-107 Street	Investment
	Edmonton, Alberta	Management
	Canada T5K 2C3	Corporation

William Ayer –	C/o Alaska Airlines	Chairman and Chief	United States of America
Manager	P.O. Box 68900	Executive Officer of
	Seattle, WA 98168	Alaska Airlines and
Alaska Air Group

Stephen Reynolds – Manager and Chief Executive Officer	PSE Building, 10885 NE 4th Street Bellevue, WA 98009	Chief Executive Officer of Puget Energy, Inc.	United States of America

Present Principal
	Principal Office or	Business or	Jurisdiction of
Name	Business Address	Employment	Organization/Citizenship
Eric Markell – Chief Financial Officer	PSE Building, 10885 NE 4th Street Bellevue, WA 98009	Chief Financial Officer of Puget Energy, Inc.	United States of America

Jennifer O’Connor – Corporate Secretary	PSE Building, 10885 NE 4th Street Bellevue, WA 98009	Corporate Secretary of Puget Energy, Inc.	United States of America

Schedule II
The name, business address, present principal employment and citizenship of each director and officer of Padua Intermediate is set forth below.

Present Principal
	Principal Office or	Business or	Jurisdiction of
Name	Business Address	Employment	Organization/Citizenship
Christopher Leslie –	MIP Padua Holdings,	Macquarie Capital	Great Britain / Australia
Director	GP	Funds, Inc.
125 West 55th Street,
Level 22
New York, NY 10019

Andrew Chapman –	125 West 55th Street,	Macquarie Capital	United States of America
Director	Level 22	Funds Inc.
New York, NY 10019

Mark Wong –Director	MIP Padua Holdings,	Macquarie Capital	Australia
	GP	Funds, Inc.
125 West 55th Street,
Level 22
New York, NY 10019

Alan James – Director	125 West 55th Street,	Senior Managing	Australia
	Level 22	Director, Macquarie
	New York, NY 10019	Holdings (U.S.A.) Inc.

Graeme Bevans –	CPP Investment Board	Vice President and	Australia
Director	(USRE II) Inc.	Head of Infrastructure
	One Queen Street East,	Investments of Canada
	Suite 2600	Pension Plan
	P.O. Box 101	Investment Board
Toronto, Ontario
Canada M5C 2W5

Alan Kadic – Director	CPP Investment Board	Senior Principal of	Canada
	(USRE II) Inc.	Canada Pension Plan
	One Queen Street East,	Investment Board
Suite 2600
P.O. Box 101
Toronto, Ontario
Canada M5C 2W5

Present Principal
	Principal Office or	Business or	Jurisdiction of
Name	Business Address	Employment	Organization/Citizenship
Lincoln Webb –	Padua Investment Trust	British Columbia	Canada
Director	c/o 6860141 CANADA	Investment
	INC.	Management
	Sawmill Point, Suite	Corporation
	301 -2940 Jutland Road	Vice President -
	Victoria, British	Private Placements
Columbia
Canada V8T 5K6

William McKenzie –	PIP2PX (Pad) Ltd. and	Head, Infrastructure	Canada
Director	PIP2GV (Pad) Ltd.	and Timber
	340 Terrace Building	Investments, Alberta
	9515-107 Street	Investment
	Edmonton, Alberta	Management
	Canada T5K 2C3	Corporation

William Ayer –	C/o Alaska Airlines	Chairman and Chief	United States of America
Director	P.O. Box 68900	Executive Officer of
	Seattle, WA 98168	Alaska Airlines and
Alaska Air Group

Stephen Reynolds –	PSE	Chief Executive	United States of America
Director and Chief Executive Officer	Building, 10885 NE 4th Street	Officer of Puget Energy, Inc.
Bellevue, WA 98009

Eric Markell – Chief Financial Officer	PSE Building, 10885 NE 4th	Chief Financial Officer of Puget Energy, Inc.	United States of America
Street
Bellevue, WA 98009

Jennifer O’Connor – Corporate Secretary	PSE Building, 10885 NE 4th	Corporate Secretary of Puget Energy, Inc.	United States of America
Street
Bellevue, WA 98009

Schedule III
The name, business address, present principal employment and citizenship of each director and officer of Puget Equico is set forth below.

Present Principal
	Principal Office or	Business or	Jurisdiction of
Name	Business Address	Employment	Organization/Citizenship
Christopher Leslie –	MIP Padua Holdings,	Macquarie Capital	Great Britain / Australia
Manager	GP	Funds, Inc.
125 West 55th Street,
Level 22
New York, NY 10019

Andrew Chapman –	125 West 55th Street,	Macquarie Capital	United States of America
Manager	Level 22	Funds Inc.
New York, NY 10019

Mark Wong – Manager	MIP Padua Holdings,	Macquarie Capital	Australia
	GP	Funds, Inc.
125 West 55th Street,
Level 22
New York, NY 10019

Alan James – Manager	125 West 55th Street,	Senior Managing	Australia
	Level 22	Director, Macquarie
	New York, NY 10019	Holdings (U.S.A.) Inc.

Rob Kupchak – Alternate Manager	125 West 55th Street, Level 22	Division Director, Macquarie Holdings	United States of America
	New York, NY 10019	(U.S.A.) Inc.

Graeme Bevans –	CPP Investment Board	Vice President and	Australia
Manager	(USRE II) Inc.	Head of Infrastructure
	One Queen Street East,	Investments of Canada
	Suite 2600	Pension Plan
	P.O. Box 101	Investment Board
Toronto, Ontario
Canada M5C 2W5

Present Principal
	Principal Office or	Business or	Jurisdiction of
Name	Business Address	Employment	Organization/Citizenship
Alan Kadic – Manager	CPP Investment Board	Senior Principal of	Canada
	(USRE II) Inc.	Canada Pension Plan
	One Queen Street East,	Investment Board
Suite 2600
P.O. Box 101
Toronto, Ontario
Canada M5C 2W5

Lincoln Webb –	Padua Investment Trust	British Columbia	Canada
Manager	c/o 6860141 CANADA	Investment
	INC.	Management
	Sawmill Point, Suite	Corporation
	301 -2940 Jutland Road	Vice President -
	Victoria, British	Private Placements
Columbia
Canada V8T 5K6

Richard Dinneny –	Padua Investment Trust	Portfolio Manager for	Canada
Alternate Manager	c/o 6860141 CANADA	Direct Investments at
	INC.	British Columbia
	Sawmill Point, Suite	Investment
	301 -2940 Jutland Road	Management
	Victoria, British	Corporation
Columbia
Canada V8T 5K6

William McKenzie –	PIP2PX (Pad) Ltd. and	Head, Infrastructure	Canada
Manager	PIP2GV (Pad) Ltd.	and Timber
	340 Terrace Building	Investments, Alberta
	9515-107 Street	Investment
	Edmonton, Alberta	Management
	Canada T5K 2C3	Corporation

Benjamin Hawkins –	PIP2PX (Pad) Ltd. and	Principal,	Canada
Alternate Manager	PIP2GV (Pad) Ltd.	Infrastructure
	340 Terrace Building	Investments, Alberta
	9515-107 Street	Investment
	Edmonton, Alberta	Management
	Canada T5K 2C3	Corporation

William Ayer –	C/o Alaska Airlines	Chairman and Chief	United States of America
Manager	P.O. Box 68900	Executive Officer of
	Seattle, WA 98168	Alaska Airlines and
Alaska Air Group

Stephen Reynolds – Manager and Chief	PSE Building, 10885 NE 4th	Chief Executive Officer of Puget	United States of America
Executive Officer	Street	Energy, Inc.
Bellevue, WA 98009

Present Principal
	Principal Office or	Business or	Jurisdiction of
Name	Business Address	Employment	Organization/Citizenship
Eric Markell – Chief	PSE	Chief Financial Officer	United States of America
Financial Officer	Building, 10885 NE 4th Street	of Puget Energy, Inc.
Bellevue, WA 98009

Jennifer O’Connor –	PSE	Corporate Secretary of	United States of America
Corporate Secretary	Building, 10885 NE 4th Street	Puget Energy, Inc.
Bellevue, WA 98009

Schedule IV
The name, business address, present principal employment and citizenship, of each manager and executive officer of MIP Washington GP is set forth below.

Present Principal
	Principal Office or	Business or	Jurisdiction of
Name	Business Address	Employment	Organization/Citizenship
Christopher Leslie –	125 West 55th Street,	Macquarie Capital	Great Britain /Australia
President and	Level 22	Funds Inc.
Manager	New York, NY 10019

Mark Wong –	125 West 55th Street,	Macquarie Capital	Australia
Treasurer and	Level 22	Funds Inc.
Manager	New York, NY 10019

Andrew Chapman –	125 West 55th Street,	Macquarie Capital	United States of America
Vice President and	Level 22	Funds Inc.
Manager	New York, NY 10019

Robert Lawsky –	125 West 55th Street,	Macquarie Capital	United States of America
Secretary	Level 22	Funds Inc.
New York, NY 10019

Schedule V
The name, business address, present principal business and jurisdiction of organization of the trustee and manager of MFIT is set forth below.

Present Principal
	Principal Office or	Business or	Jurisdiction of
Name	Business Address	Employment	Organization/Citizenship
Macquarie	L11	Infrastructure	Australia
Specialised Asset	No 1 Martin Place	Investment
Management (as	Sydney
trustee and manager	NSW
of Macquarie-FSS	2000
Infrastructure Trust)	Australia

Schedule VI
The name, business address, present principal employment and citizenship of each executive officer and director of PMGH and each executive officer and director of such person ultimately controlling PMGH is set forth below.
Padua MG Holdings LLC

	Principal Office or	Present Principal	Jurisdiction of
Name	Business Address	Business or Employment	Organization/Citizenship
Alan James – Manager and President	125 West 55th Street, 22nd Floor, New York, NY 10019	Senior Managing Director, Macquarie Holdings (U.S.A.) Inc.	Australia

Timothy Bishop – Manager	125 West 55th Street, 22nd Floor, New York, NY 10019	Executive Director; Office Head – US, Macquarie Holdings (U.S.A.) Inc.	Australia

Robinson Kupchak – Manager	125 West 55th Street, 22nd Floor, New York, NY 10019	Division Director, Macquarie Holdings (U.S.A.) Inc.	United States of America

Kathleen Hahn – Treasurer	125 West 55th Street, 22nd Floor, New York, NY 10019	Division Director; Head of Corporate Affairs Group (US), Macquarie Holdings (U.S.A.) Inc.	Australia

Christine Rivera – Secretary	125 West 55th Street, 22nd Floor, New York, NY 10019	Senior Manager, Macquarie Holdings (U.S.A.) Inc.	United States of America

Macquarie Holdings (U.S.A.) Inc.

	Principal Office or	Present Principal	Jurisdiction of
Name	Business Address	Business or Employment	Organization/Citizenship
Timothy Bishop – Director and President	125 West 55th Street, 22nd Floor, New York, NY 10019	Executive Director; Office Head – US, Macquarie Holdings (U.S.A.) Inc.	Australia

Luke Sullivan – Director	125 West 55th Street, 22nd Floor, New York, NY 10019	Executive Director, Macquarie Holdings (U.S.A.) Inc.	Australia

Stephen Mentzines – Director	125 West 55th Street, 22nd Floor, New York, NY 10019	Executive Director, Macquarie Holdings (U.S.A.) Inc.	Australia

Matthew Gummer – Director	125 West 55th Street, 22nd Floor, New York, NY 10019	Executive Director, Macquarie Holdings (U.S.A.) Inc.	Australia

Murray Bleach – Chairman	No. 1 Martin Place, Sydney, NSW Australia 2000	Executive Director, Macquarie Group Limited	Australia

Kathleen Hahn – Treasurer	125 West 55th Street, 22nd Floor, New York, NY 10019	Division Director; Head of Corporate Affairs Group (US), Macquarie Holdings (U.S.A.) Inc.	Australia

Christine Rivera – Secretary	125 West 55th Street, 22nd Floor, New York, NY 10019	Senior Manager, Macquarie Holdings (U.S.A.) Inc.	United States of America

Macquarie Equities (US) Holdings Pty Limited

	Principal Office or	Present Principal	Jurisdiction of
Name	Business Address	Business or Employment	Organization/Citizenship
Gregory C. Ward –	No. 1 Martin Place,	Chief Financial Officer,	Australia
Chief Financial Officer	Sydney, NSW Australia 2000	Macquarie Group Limited

Roy S. Laidlaw –	No. 1 Martin Place,	Executive Director,	Australia
Executive Director	Sydney, NSW Australia 2000	Macquarie Group Limited

Stuart J. Dyson –	No. 1 Martin Place,	Group Financial Controller,	Australia
Financial Controller	Sydney, NSW Australia 2000	Macquarie Group Limited

Dennis Leong – Company Secretary	No. 1 Martin Place, Sydney, NSW Australia 2000	Company Secretary	Australia

Nigel G. Donnelly – Company Secretary	No. 1 Martin Place, Sydney, NSW Australia 2000	Company Secretary	Australia
Macquarie Group (US) Holdings No.1 Pty Limited

	Principal Office or	Present Principal	Jurisdiction of
Name	Business Address	Business or Employment	Organization/Citizenship
Gregory C. Ward –	No. 1 Martin Place,	Chief Financial Officer,	Australia
Chief Financial	Sydney, NSW	Macquarie Group Limited
Officer	Australia 2000

	Principal Office or	Present Principal	Jurisdiction of
Name	Business Address	Business or Employment	Organization/Citizenship
W. Richard	No. 1 Martin Place,	Deputy Managing Director,	Australia
Sheppard – Deputy	Sydney, NSW	Macquarie Group Limited
Managing Director	Australia 2000

Stuart J. Dyson –	No. 1 Martin Place,	Group Financial Controller,	Australia
Group Financial Controller	Sydney, NSW	Macquarie Group Limited
Australia 2000

Dennis Leong – Company Secretary	No. 1 Martin Place, Sydney, NSW Australia 2000	Company Secretary	Australia

Nigel G. Donnelly – Company Secretary	No. 1 Martin Place, Sydney, NSW Australia 2000	Company Secretary	Australia
Macquarie Capital International Holdings Pty Ltd

	Principal Office or	Present Principal	Jurisdiction of
Name	Business Address	Business or Employment	Organization/Citizenship
Gregory C. Ward –	No. 1 Martin Place,	Chief Financial Officer,	Australia
Chief Financial	Sydney, NSW	Macquarie Group Limited
Officer	Australia 2000

	Principal Office or	Present Principal	Jurisdiction of
Name	Business Address	Business or Employment	Organization/Citizenship
Michael Carapiet –	No. 1 Martin Place,	Executive Director,	Australia
Executive Director	Sydney, NSW	Macquarie Group Limited
Australia 2000

Michael Price –	No. 1 Martin Place,	Executive Director,	Australia
Executive Director	Sydney, NSW	Macquarie Group Limited
Australia 2000

Dennis Leong – Company Secretary	No. 1 Martin Place, Sydney, NSW Australia 2000	Company Secretary	Australia

Nigel G. Donnelly – Company Secretary	No. 1 Martin Place, Sydney, NSW Australia 2000	Company Secretary	Australia

Paula Walsh – Company Secretary	No. 1 Martin Place, Sydney, NSW Australia 2000	Company Secretary	Australia
Macquarie Capital Group Limited

	Principal Office or	Present Principal	Jurisdiction of
Name	Business Address	Business or Employment	Organization/Citizenship
Stephen Allen –	No. 1 Martin Place,	Executive Director,	Australia
Executive Director	Sydney, NSW	Macquarie Group Limited
Australia 2000

John Roberts –	No. 1 Martin Place,	Executive Director,	New Zealand (Australian
Executive Director	Sydney, NSW	Macquarie Group Limited	Resident)
Australia 2000

Gregory C. Ward –	No. 1 Martin Place,	Chief Financial Officer,	Australia
Chief Financial	Sydney, NSW	Macquarie Group Limited
Officer	Australia 2000

	Principal Office or	Present Principal	Jurisdiction of
Name	Business Address	Business or Employment	Organization/Citizenship
Michael Price –	No. 1 Martin Place,	Executive Director,	Australia
Executive Director	Sydney, NSW	Macquarie Group Limited
Australia 2000

Kyra Bennett –	No. 1 Martin Place,	Executive Director,	Australia
Executive Director	Sydney, NSW	Macquarie Group Limited
Australia 2000

Michael Carapiet –	No. 1 Martin Place,	Executive Director,	Australia
Executive Director	Sydney, NSW	Macquarie Group Limited
Australia 2000

Dennis Leong –	No. 1 Martin Place,	Company Secretary	Australia
Company Secretary	Sydney, NSW
Australia 2000

Nigel G. Donnelly –	No. 1 Martin Place,	Company Secretary	Australia
Company Secretary	Sydney, NSW
Australia 2000

Paula Walsh –	No. 1 Martin Place,	Company Secretary	Australia
Company Secretary	Sydney, NSW
Australia 2000
Macquarie Financial Holdings Limited

	Principal Office or	Present Principal	Jurisdiction of
Name	Business Address	Business or Employment	Organization/Citizenship
Mark Ferrier –	No. 1 Martin Place,	Executive Director,	Australia
Executive Director	Sydney, NSW	Macquarie Group Limited
Australia 2000

Gregory C. Ward –	No. 1 Martin Place,	Chief Financial Officer,	Australia
Chief Financial Officer	Sydney, NSW	Macquarie Group Limited
Australia 2000

Robert Upfold –	No. 1 Martin Place,	Executive Director,	Australia
Executive Director	Sydney, NSW	Macquarie Group Limited
Australia 2000

Dennis Leong	No. 1 Martin Place,	Company Secretary	Australia
– Company Secretary	Sydney, NSW
Australia 2000

Nigel G. Donnelly	No. 1 Martin Place,	Company Secretary	Australia
– Company Secretary	Sydney, NSW
Australia 2000

Paula Walsh	No. 1 Martin Place,	Company Secretary	Australia
– Company Secretary	Sydney, NSW
Australia 2000

Macquarie Group Limited

	Principal Office or	Present Principal	Jurisdiction of
Name	Business Address	Business or Employment	Organization/Citizenship
David S. Clarke	No. 1 Martin Place,	Chairman, Macquarie	Australia
	Sydney, NSW	Group Limited
Australia 2000

Laurence G. Cox	No. 1 Martin Place,	Director, Macquarie	Australia
	Sydney, NSW	Group Limited
Australia 2000

Peter M. Kirby	No. 1 Martin Place,	Director, Macquarie	Australia
	Sydney, NSW	Group Limited
Australia 2000

Catherine B.	No. 1 Martin Place,	Director, Macquarie	Australia
Livingstone	Sydney, NSW Australia 2000	Group Limited

Harry K. McCann	No. 1 Martin Place,	Director, Macquarie	Australia
	Sydney, NSW Australia 2000	Group Limited

Nicholas W.	No. 1 Martin Place,	Director, Macquarie	Australia
Moore	Sydney, NSW Australia 2000	Group Limited

John R. Niland	No. 1 Martin Place,	Director, Macquarie	Australia
	Sydney, NSW Australia 2000	Group Limited

Helen M. Nugent	No. 1 Martin Place,	Director, Macquarie	Australia
	Sydney, NSW Australia 2000	Group Limited

Peter H. Warne	No. 1 Martin Place,	Director, Macquarie	Australia
	Sydney, NSW Australia 2000	Group Limited

Dennis Leong	No. 1 Martin Place,	Company Secretary	Australia
– Company Secretary	Sydney, NSW Australia 2000

Nigel G. Donnelly	No. 1 Martin Place,	Company Secretary	Australia
– Company Secretary	Sydney, NSW Australia 2000

Paula Walsh	No. 1 Martin Place,	Company Secretary	Australia
– Company Secretary	Sydney, NSW Australia 2000

Schedule VII
The name, business address, present principal employment and citizenship of each executive officer and director, each person controlling CPP and each executive officer and director of such person ultimately controlling CPP is set forth below.
CPP Investment Board (USRE II) Inc.*

		Principal Office	Present Principal	Jurisdiction of
		or Business	Business or	Organization/
Name	Position	Address	Employment	Citizenship
David Denison	Director and Executive Officer	One Queen Street East, Suite 2600, Toronto, ON M5C 2W5	President and CEO of Canada Pension Plan Investment Board (“CPPIB”) and President of CPP	Canada

John Butler	Director and Executive Officer	One Queen Street East, Suite 2600, Toronto, ON M5C 2W5	Senior Vice President – General Counsel and Corporate Secretary of CPPIB and Secretary of CPP	Canada

*	All voting securities of CPP are held by CPPIB.
Canada Pension Plan Investment Board**

		Principal Office	Present Principal	Jurisdiction of
		or Business	Business or	Organization/
Name	Position	Address	Employment	Citizenship
Robert Astley	Director	c/o One Queen Street East, Suite 2600, Toronto, ON M5C 2W5	Director of CPPIB and former President of Sun Life Financial Canada	Canada

Ian Bourne	Director	Suite 605 505 - 3rd Street S.W. Calgary, AB T2P 3E6	Director of CPPIB and retired Executive Vice-President and CFO of TransAlta Corporation	Canada

Robert Brooks	Director	c/o One Queen Street East, Suite 2600, Toronto, ON M5C 2W5	Director of CPPIB and former Vice Chairman of Bank of Nova Scotia	Canada

Pierre Choquette	Director	1800 Waterfront Centre 200 Burrard Street, Vancouver, BC, V6C 3M1	Director of CPPIB and current Chairman of Methanex Corporation and former president and CEO of Methanex Corporation	Canada

		Principal Office	Present Principal	Jurisdiction of
		or Business	Business or	Organization/
Name	Position	Address	Employment	Citizenship
Germaine Gibara	Director	1470 Peel Street, Suite 200 Montréal, Québec H3A 1T1	President and CEO of Avvio Management Inc.	Canada

Michael Goldberg	Director	c/o One Queen Street East, Suite 2600, Toronto, ON M5C 2W5	Director of CPPIB and former Professor Emeritus, Sauder School of Business	Canada

Peter Hendrick	Director	c/o One Queen Street East, Suite 2600, Toronto, ON M5C 2W5	Director of CPPIB and former Executive Vice-President of Investments and Chief Investment Officer of Mackenzie Financial Corporation	Canada

Nancy Hopkins	Director	701 Broadway Avenue Saskatoon, SK S7K 3L7	Partner at McDougall Gauley LLP	Canada

Elaine McKinnon	Director	75 Prince William Street, Suite 400 Saint John, NB E2L 2B2	Director of CPPIB and COO/CFO fo Brovada Technologies Inc.	Canada

Helen Sinclair	Director	20 Adelaide Street East, Suite 801, Toronto, ON M5C 2T6	CEO of Bankworks Trading Inc.	Canada

Ronald Smith	Director	c/o One Queen Street East, Suite 2600, Toronto, ON M5C 2W5	Director of CPPIB and former Senior Vice-President and CFO of Emera, Inc.	Canada

Murray Wallace	Director	c/o One Queen Street East, Suite 2600, Toronto, ON M5C 2W5	Chairman and CEO of Park Street Capital Corporation	Canada

David Denison	Executive Officer	One Queen Street East, Suite 2600, Toronto, ON M5C 2W5	President and CEO of CPPIB and President of CPP	Canada

		Principal Office	Present Principal	Jurisdiction of
		or Business	Business or	Organization/
Name	Position	Address	Employment	Citizenship
John Butler	Executive Officer	One Queen Street East, Suite 2600, Toronto, ON M5C 2W5	Senior Vice President – General Counsel and Corporate Secretary of CPPIB and Secretary of CPP	Canada

Ian Dale	Executive Officer	One Queen Street East, Suite 2600, Toronto, ON M5C 2W5	Senior Vice President – Communications and Stakeholder Relations of CPPIB	Canada

Graeme Eadie	Executive Officer	One Queen Street East, Suite 2600, Toronto, ON M5C 2W5	Senior Vice President – Real Estate Investments of CPPIB	Canada

John Ilkiw	Executive Officer	One Queen Street East, Suite 2600, Toronto, ON M5C 2W5	Senior Vice President – Portfolio Design and Risk Management of CPPIB	Canada

Saylor Millitz-Lee	Executive Officer	One Queen Street East, Suite 2600, Toronto, ON M5C 2W5	Senior Vice President – Human Resources of CPPIB	Canada

Donald Raymond	Executive Officer	One Queen Street East, Suite 2600, Toronto, ON M5C 2W5	Senior Vice President – Public Market Investments of CPPIB	Canada

Benita Warmbold	Executive Officer	One Queen Street East, Suite 2600, Toronto, ON M5C 2W5	Senior Vice President and Chief Operations Officer of CPPIB	Canada

Mark Wiseman	Executive Officer	One Queen Street East, Suite 2600, Toronto, ON M5C 2W5	Senior Vice President – Private Investments of CPPIB	Canada

Nick Zelenczuk	Executive Officer	One Queen Street East, Suite 2600, Toronto, ON M5C 2W5	Senior Vice President and Chief Financial Officer of CPPIB	Canada

**	CPPIB is a crown corporation created by the Canada Pension Plan Investment Board Act. CPPIB’s principal business is as an investment holding corporation. All voting securities of CPPIB are held by the Minister of Finance on behalf of Her Majesty the Queen in Right of Canada. CPPIB’s principal business address is One Queen Street East, Suite 2600, Toronto, ON M5C 2W5.

Schedule VIII
The name, business address, present principal employment and citizenship of each officer or director of 6860141 Canada Inc., the Trustee of PIT, and of the sole shareholder of 6860141 Canada Inc., is set forth below.

Present Principal
	Principal Office or Business	Business or	Jurisdiction of
Name	Address	Employment	Organization/Citizenship
British Columbia Investment Management Corporation (“bcIMC”)	Sawmill Point, Suite 301 — 2940 Jutland Road Victoria, BC Canada V8T 5K6	bcIMC’s business is to act as a trust company authorized to carry on trust business and investment management services.	British Columbia. bcIMC is an entity created by legislative act of the Government of British Columbia and exists pursuant to the Public Sector Pension Plans Act SBC, 1999 c.44 (the “PSPPA”).

Sid Fattedad – Director	c/o British Columbia Investment Management Corporation Sawmill Point, Suite 301 — 2940 Jutland Road Victoria, BC Canada V8T 5K6	bcIMC — Director	Canada

Joan Axford – Director	c/o British Columbia Investment Management Corporation Sawmill Point, Suite 301 — 2940 Jutland Road Victoria, BC Canada V8T 5K6	bcIMC — Director	Canada

Ron McEachern – Director	c/o British Columbia Investment Management Corporation Sawmill Point, Suite 301 — 2940 Jutland Road Victoria, BC Canada V8T 5K6	bcIMC — Director	Canada

Frank Leonard – Director	c/o British Columbia Investment Management Corporation Sawmill Point, Suite 301 — 2940 Jutland Road Victoria, BC Canada V8T 5K6	bcIMC — Director	Canada

John Wilson – Director	c/o British Columbia Investment Management Corporation Sawmill Point, Suite 301 — 2940 Jutland Road Victoria, BC Canada V8T 5K6	bcIMC — Director	Canada

Anne Lippert – Director	c/o British Columbia Investment Management Corporation Sawmill Point, Suite 301 — 2940 Jutland Road Victoria, BC Canada V8T 5K6	bcIMC — Director	Canada

Joanne McLeod – Director	c/o British Columbia Investment Management Corporation Sawmill Point, Suite 301 — 2940 Jutland Road Victoria, BC Canada V8T 5K6	bcIMC — Director	Canada

Present Principal
	Principal Office or Business	Business or	Jurisdiction of
Name	Address	Employment	Organization/Citizenship
Doug Pearce – CEO and CIO	c/o British Columbia Investment Management Corporation Sawmill Point, Suite 301 — 2940 Jutland Road Victoria, BC Canada V8T 5K6	bcIMC — CEO and CIO	Canada

Bryan Thomson – VP Equity Investments	c/o British Columbia Investment Management Corporation Sawmill Point, Suite 301 — 2940 Jutland Road Victoria, BC Canada V8T 5K6	bcIMC — VP Equity Investments	Canada

Paul Flanagan – VP Fixed Income	c/o British Columbia Investment Management Corporation Sawmill Point, Suite 301 — 2940 Jutland Road Victoria, BC Canada V8T 5K6	bcIMC — VP Fixed Income	Canada

Dean Atkins – VP Mortgages	c/o British Columbia Investment Management Corporation Sawmill Point, Suite 301 — 2940 Jutland Road Victoria, BC Canada V8T 5K6	bcIMC — VP Mortgages	Canada

Lincoln Webb – VP Private Placements	c/o British Columbia Investment Management Corporation Sawmill Point, Suite 301 — 2940 Jutland Road Victoria, BC Canada V8T 5K6	bcIMC — VP Private Placements	Canada

Chuck Swanson – VP Real Estate	c/o British Columbia Investment Management Corporation Sawmill Point, Suite 301 — 2940 Jutland Road Victoria, BC Canada V8T 5K6	bcIMC — VP Real Estate	Canada

Daryl Jones – VP Consulting and Client Services	c/o British Columbia Investment Management Corporation Sawmill Point, Suite 301 — 2940 Jutland Road Victoria, BC Canada V8T 5K6	bcIMC — VP Consulting and Client Services	Canada

David Woodward – VP Finance and Operations	c/o British Columbia Investment Management Corporation Sawmill Point, Suite 301 — 2940 Jutland Road Victoria, BC Canada V8T 5K6	bcIMC — VP Finance and Operations	Canada

Carol Iverson – VP Human Resources	c/o British Columbia Investment Management Corporation Sawmill Point, Suite 301 — 2940 Jutland Road Victoria, BC Canada V8T 5K6	bcIMC — VP Human Resources	Canada

Robert des Trois Maisons – VP Legal Affairs and General Counsel	c/o British Columbia Investment Management Corporation Sawmill Point, Suite 301 - 2940 Jutland Road Victoria, BC Canada V8T 5K6	bcIMC – VP Legal Affairs and General Counsel	Canada

Present Principal
	Principal Office or Business	Business or	Jurisdiction of
Name	Address	Employment	Organization/Citizenship
Kim Thornber — VP Trade Management and Compliance	c/o British Columbia Investment Management Corporation Sawmill Point, Suite 301 — 2940 Jutland Road Victoria, BC Canada V8T 5K6	bcIMC — VP Trade Management and Compliance	Canada
The name, business address, present principal employment and citizenship of each officer or director of 6860141 Canada Inc., the Trustee of PIT, is set forth below.

Present Principal
	Principal Office or Business	Business or	Jurisdiction of
Name	Address	Employment	Organization/Citizenship
Lincoln Webb Sole Director, Chair and President of 6860141 Canada Inc., Trustee of PIT	bcIMC Sawmill Point 3rd Floor 2940 Jutland Road Victoria, British Columbia V8T 5K6 Canada	Vice President — Private Placements	Canada

Robert des Trois Maisons, Vice President Legal Affairs and General Counsel of 6860141 Canada Inc., Trustee of PIT	bcIMC Sawmill Point 3rd Floor 2940 Jutland Road Victoria, British Columbia V8T 5K6 Canada	Vice President Legal Affairs and General Counsel	Canada

Rita Andreone, Assistant Secretary of 6860141 Canada Inc., Trustee of PIT	bcIMC Suite 1600 Cathedral Place 925 West Georgia Street Vancouver, British Columbia V6C 3L2	Lawson Lundell LLP — Partner	Canada

Schedule IX
The name, business address, present principal employment and citizenship of each director and the 100% shareholder of PIP2PX is set forth below.

Present Principal
	Principal Office or	Business or	Jurisdiction of
Name	Business Address	Employment	Organization/Citizenship
William McKenzie	340 Terrace Building 9515-107 Street Edmonton, Alberta Canada T5K 2C3	Head, Infrastructure and Timber Investments, Alberta Investment Management Corporation	Canada

Benjamin Hawkins	340 Terrace Building 9515-107 Street Edmonton, Alberta Canada T5K 2C3	Principal, Infrastructure Investments, Alberta Investment Management Corporation	Canada

Her Majesty the Queen in Right of Alberta, as represented by the Minister of Finance	340 Terrace Building 9515-107 Street Edmonton, Alberta Canada T5K 2C3	Sovereign Entity	Canada

Schedule X
The name, business address, present principal employment and citizenship of each director and the 100% shareholder of PIP2GV is set forth below.

Present Principal
	Principal Office or	Business or	Jurisdiction of
Name	Business Address	Employment	Organization/Citizenship
William McKenzie	340 Terrace Building 9515-107 Street Edmonton, Alberta Canada T5K 2C3	Head, Infrastructure and Timber Investments, Alberta Investment Management Corporation	Canada

Benjamin Hawkins	340 Terrace Building 9515-107 Street Edmonton, Alberta Canada T5K 2C3	Principal, Infrastructure Investments, Alberta Investment Management Corporation	Canada

Her Majesty the Queen in right of Alberta, as represented by the Minister of Finance	340 Terrace Building 9515-107 Street Edmonton, Alberta Canada T5K 2C3	Sovereign Entity	Canada

Schedule XI
The name, business address, present principal employment and citizenship, of each manager and executive officer of MIP II GP is set forth below.

Present Principal
	Principal Office or	Business or	Jurisdiction of
Name	Business Address	Employment	Organization/Citizenship
Christopher Leslie–President and Manager	125 West 55th Street, Level 22 New York, NY 10019	Macquarie Capital Funds Inc.	Great Britain /Australia

Mark Wong – Treasurer and Manager	125 West 55th Street, Level 22 New York, NY 10019	Macquarie Capital Funds Inc.	Australia

Stephen Mentzines – Manager	125 West 55th Street, Level 22 New York, NY 10019	Macquarie Capital Funds Inc.	Australia

Christine Rivera – Secretary	125 West 55th Street, 22nd Floor, New York, NY 10019	Senior Manager, Macquarie Holdings (U.S.A.) Inc.	United States of America

Robert Lawsky – Assistant Secretary	125 West 55th Street, 22nd Floor, New York, NY 10019	Macquarie Capital Funds Inc.	United States of America